SUBSIDIARIES


Aquistar Ventures Inc., incorporated under the laws of the province of British Columbia, Canada, is a wholly owned subsidiary.

Custom Branded Networks, Inc., incorporated under the laws of Delaware, is a wholly owned subsidiary.